                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                             MEDIA ARTS GROUP, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                 58439 C 10 2
           --------------------------------------------------------
                                 (CUSIP Number)

                             JAMES F. LANDRUM, JR.
               333 W. Santa Clara St., #606, San Jose, CA  95113
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               February 11, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 10 Pages

CUSIP No. 58439 C 10 2                13D                   Page 2 of 10 Pages
          ------------                                          ---  ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
                               Kenneth E. Raasch
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds       N/A

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)    N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization       United States of America

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 15,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 15,000
                             --------------------------------------------------
                             (10) Shared Dispositive      0
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
            15,000 (individually)    3,552,208 (as a group)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   N/A

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)       27.3%

-------------------------------------------------------------------------------
(14) Type of Reporting Person           IN

-------------------------------------------------------------------------------

CUSIP No. 58439 C 10 2                13D                   Page 3 of 10 Pages
          ---------                                             ---  ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
                   Linda L. Raasch
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds               N/A

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)            N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization        United States of America

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               165,517
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               165,517
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
              165,517 (individually)      3,552,208 (as a group)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   N/A

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)         27.3%

-------------------------------------------------------------------------------
(14) Type of Reporting Person                   IN

-------------------------------------------------------------------------------

CUSIP No. 58439 C 10 2                13D                   Page 4 of 10 Pages
          ---------                                             ---  ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
                   Raasch Family Trust, U.D.T. May 19, 1993
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds                       N/A

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                           Trust formed under California Law

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                3,371,691
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                3,371,691
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
             3,371,691 (individually)      3,552,208 (as a group)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   N/A

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)      27.3%

-------------------------------------------------------------------------------
(14) Type of Reporting Person                  00 -- Trust

-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         Item 1 to Schedule 13D is hereby amended and restated in its entirety as follows:

         This statement relates to shares of Common Stock par value of $0.01 per share, of Media Arts Group, Inc., a Delaware Corporation (the "Issuer"). The address of Issuer's principal executive offices is 521 Charcot Avenue, San Jose, California 95131.


ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 to Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) The names of the persons filing are Kenneth E. Raasch, Linda L. Raasch and Raasch Family Trust, U.D.T. May 19, 1993 (collectively, the "Reporting Persons").

         (b) The address of the principal business office of each Reporting Person is 521 Charcot Avenue, San Jose, California 95131.

         (c) Kenneth E. Raasch is the Chairman of the Board of Directors of the Issuer. Linda L. Raasch is a homemaker and the spouse of Kenneth
              E. Raasch. The Raasch Family Trust was established under California Law and its trustees and beneficiaries are Kenneth E. Raasch and Linda L. Raasch.

         (d) None of the Reporting Persons has been convicted in any criminal proceedings during the past five (5) years.

         (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five (5) years.

         (f) Kenneth E. Raasch and Linda L. Raasch are United States citizens. The Raasch Family Trust is established under California Law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              N/A

ITEM 4.  PURPOSE OF TRANSACTION

         On February 11, 2000, the Reporting Persons sold 100,000 shares at a price of $7.25. This sale resulted in the disposition by the Reporting Persons of less than 1% of the Issuer's outstanding Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 to Schedule 13D is hereby amended, in pertinent part, as follows:

         (a) (i) The aggregate number of shares of Common Stock beneficially owned by Kenneth E. Raasch is 15,000 (stock options which are immediately exercisable), which represents 0.1%of the Issuer's outstanding Common Stock.

              (ii) The aggregate number of shares of Common Stock beneficially owned by Linda L. Raasch is 165,517 (which may be acquired through the conversion of a promissory note), and represent 1.3% of the Issuer's outstanding Common Stock.

            (iii) The aggregate number of shares of Common Stock beneficially owned by the Raasch Family Trust is 3,371,691, which represents 25.9% of the Issuer's outstanding Common Stock.

             (iv) The aggregate number of shares of Common Stock beneficially, directly or indirectly, jointly owned by the Reporting Persons as a group is 3,552,208, which represents 27.3% of the Issuer's outstanding Common Stock.

         (b)  (i)  Kenneth E. Raasch has:

                        1) 15,000 shares as to which he has sole power to vote or to direct the vote
                        2) 0 shares as to which he has shared power to vote or to direct the vote
                        3) 15,000 shares as to which he has sole power to dispose or to direct the disposition
                        4) 0 shares as to which he has shared power to dispose or to direct the disposition

             (ii)  Linda L. Raasch has:

                        1) 165,517 shares as to which she has sole power to vote or to direct the vote
                        2) 0 shares as to which she has shared power to vote or to direct the vote
                        3) 165,517 shares as to which she has sole power to dispose or to direct the disposition
                        4) 0 shares as to which she has shared power to dispose or to direct the disposition

            (iii)  Raasch Family Trust has:

                        1) 3,371,691 shares as to which it has sole power to vote or to direct the vote
                        2) 0 shares as to which it has shared power to vote or to direct the vote
                        3) 3,371,691 shares as to which it has sole power to dispose or to direct the disposition
                        4) 0 shares as to which it has shared power to dispose or to direct the disposition

         (c) Except as set forth in Item 4,to the best knowledge of the Reporting Persons, within the past 60 days, none of the Reporting Persons has engaged in any transaction of the Issuer's Common Stock.

         (d)       Not applicable.

         (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         N/A


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1. Joint Filing Agreement dated December 9, 1996 by and between Kenneth E. Raasch and Linda L. Raasch and the Raasch Family Trust, U.D.T. May 19, 1993, which was filed as Exhibit 1 to Schedule 13D filed on December 9, 1996 and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


/s/ Kenneth E. Raasch                              February 18, 2000
---------------------------


/s/ Linda L. Raasch                                February 18, 2000
---------------------------



/s/ Kenneth E. Raasch and Linda L. Raasch,         February 18, 2000
-------------------------------------------
as Trustees of the Raasch Family Trust
--------------------------------------------
Raasch Family Trust, U.D.T May 19, 1993

                                  EXHIBIT INDEX


Exhibit No.             Document
------------            ---------
Exhibit 1.              Joint Filing Agreement dated December 9, 1996 by
                        and between Kenneth E. Raasch and Linda L. Raasch and
                        the Raasch Family Trust, U.D.T. May 19 1993, which
                        was filed as Exhibit 1 to Schedule 13D filed on
                        December 9, 1996 and is incorporated herein by
                        reference.